Exhibit 12.1
Cardinal Health, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended June 30					Three Months Ended September 30, 2013
(in millions, except ratios)	2009	2010	2011	2012	2013
Earnings before income taxes and discontinued operations	$1,159.8	$1,211.6	$1,518.3	$1,698.1	$888.3	$442.0

Plus fixed charges:
Interest expense	118.4	125.5	95.2	92.3	119.2	32.3
Capitalized interest	5.1	2.9	5.7	6.0	1.7	0.2
Amortization of debt offering costs	3.8	9.9	1.8	2.8	3.5	0.9
Interest portion of rent expense	11.1	6.0	7.1	7.8	8.3	2.3
Fixed charges	138.4	144.3	109.8	108.9	132.7	35.7
Plus: amortization of capitalized interest	2.5	6.5	5.3	3.2	3.4	0.8
Less: capitalized interest	(5.1)	(2.9)	(5.7)	(6.0)	(1.7)	(0.2)
Earnings	$1,295.6	$1,359.5	$1,627.7	$1,804.2	$1,022.7	$478.3

Ratio of earnings to fixed charges (1)	9.4	9.4	14.8	16.6	7.7	13.4

(1)
The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes and discontinued operations plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense that is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.